Exhibit 99.1

Enthusiast Gaming to Present at Emerging Growth Conference

TORONTO, Feb. 01, 2022 -- Enthusiast Gaming Holdings Inc. (NASDAQ:EGLX; TSX: EGLX), (“Enthusiast Gaming” or the “Company”), a media and content platform for video game and esports fans to connect and engage, today announced that the Company will participate in the Emerging Growth Conference on February 2, 2022.

Enthusiast Gaming CEO, Adrian Montgomery, will present from 10:30 - 11:00 am ET, providing existing shareholders and the investment community the opportunity to interact in real time.

The Emerging Growth Conference series has previously welcomed nearly 20,000 attendees to its online conference series, consisting of 85% individual investors and 15% institutional investors.

Those interested in attending may register here, or by visiting the URL below.
https://goto.webcasts.com/starthere.jsp?ei=1524871&tp_key=5a0818e5b1&sti=eglx

About Enthusiast Gaming

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Ashley Stanhope, Provident Communications
ashley@providentcomms.com

416-303-1498